Mail Stop 7010

						July 12, 2005

via U.S. mail and Facsimile

Victor M. Perez
Chief Financial Officer
Allis-Chalmers Energy Inc.
5075 Westheimer, Suite 890
Houston, Texas 77056

	Re:	Allis-Chalmers Energy Inc.
Form S-1 filed June 24, 2005
File No. 333-126110

Dear Mr. Perez:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1 filed June 24, 2005

Risk Factors, page 7

1. Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as the selling shareholders exercise options and warrants and the underwriter exercises warrants and sells material amounts of your common stock.
In addition, please discuss the fact that this downward pressure could encourage holders of your stock to engage in short sales. Finally, please explain short selling and its likely impact on the market price of your common stock or provide a cross-reference to the section in which you include such a discussion.

Transactions with Selling Stockholders and Other Related Parties, page
53

2. Please revise to state the exemption relied upon in each issuance of securities described in this section.

Transactions with Selling Stockholders and Other Related Parties, page
53
Sales of Common Stock to Selling Stockholders, page 53

3. We note the statement in the last paragraph of this section that
Wells Fargo Energy Capital, Inc. is a selling stockholder;
however, it
does not appear that Wells Fargo Energy Capital has been listed in the selling stockholder table. Please revise accordingly.

Principal and Selling Stockholders, page 57

4. Please tell us whether any of the selling stockholders are a broker-dealer or an affiliate of broker-dealer. If any selling stockholder is a registered broker-dealer, it should be named as an underwriter. If the selling stockholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

5. Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.

6. Please expand your disclosure on page 53 to describe in greater detail Rule 144 under the Securities Act as it pertains to sales of your common stock.

Underwriting, page 61

7. Please allow us sufficient time to review your underwriting agreement prior to requesting effectiveness.

8. Supplementally advise us whether the NASD is reviewing the underwriter`s compensation and other arrangements. If the NASD has undertaken a review of the arrangements, be advised that your registration statement cannot be declared effective until the NASD has completed its review and issues an opinion stating that it has no objections.

9. We note the statement that Morgan Keegan & Company, Inc. will purchase warrants to purchase shares of common stock and that it will exercise the warrants immediately; however, it does not appear that you have registered any warrants to be sold. Please advise. If you intend to register the sale or resale of warrants in this registration statement, please revise the prospectus accordingly and include a section that provides a description of the warrants. Revise your legality opinion to include an opinion regarding the legality of the warrants.

10. Please revise your disclosures to clarify whether the executive officers and directors agreement not to issue, sell, transfer or dispose of any shares of common stock without the prior written consent of Morgan Keegan pertains to shares registered for resale in this registration statement, shares held by the officers and directors not registered for resale, or both.

11. Revise this section to include a discussion of the effect of Regulation M on the activities of the underwriter, selling shareholders, any potential broker-dealers, or others participating in a distribution of the common shares.

12. If the underwriter will engage in any electronic offer, sale, or distribution of the shares, describe the procedures to us supplementally, or confirm that the procedures will be identical to procedures reviewed by Division`s Office of Chief Counsel without objection. Please also include a brief description of any electronic distribution in the filing.

Historical Financial Statements

13. Please provide updated unaudited interim financial statements for
Delta Rental Services Inc. and Capcoil Tubing Services Inc. as of
March 31, 2005 and for the periods ended March 31, 2005 and 2004 in accordance with Rule 3-05 of Regulation S-X.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bret Johnson, Staff Accountant, at (202)
551-
3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at
(202) 551-3751 or me at (202) 551-3767 with any other questions.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Joseph P. Bartlett, Esq.
	Greenberg Glusker Fields Claman
	Machtinger & Kinsella LLP
	1900 Avenue of the Stars, Suite 2100
	Los Angeles, California 90067
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Victor M. Perez
Allis-Chalmers Energy Inc.
July 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE